SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            CPI Aerostructures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     125919
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                                900 Third Avenue
                                    Suite 201
                            New York, New York 10022
                                 (212) 872-1623

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                      Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 125919                                               Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Steven N. Bronson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        134,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            119,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               173,963
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        219,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      392,963
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 125919                                               Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Catalyst Financial Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            115,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        215,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      215,000
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BD and CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages


                                  SCHEDULE 13D

            Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of Common Stock (the "Common Stock") of CPI Aerostructures Inc., a New York Corporation (the "Issuer"), remains in full force and effect.

Item 2. Identity and Background.

            (a) This Amendment No.3 to Schedule 13D is filed on behalf of Steven
N. Bronson and Catalyst Financial Corp., a Florida corporation ("Catalyst").

            (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022. The business address of Catalyst is 900 Third Avenue, Suite 201, New York, New York 10022.

            (c) Mr. Bronson is the sole officer and director of Catalyst, a broker-dealer licensed under the Act. The principal place of business of Catalyst is 900 Third Avenue, Suite 201, New York, New York 10022.

            (d) Neither Mr. Bronson nor Catalyst was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither Mr. Bronson nor Catalyst was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America. Catalyst is a Florida corporation.

Item 3. Source and Amount of Funds or Other Consideration.

            On December 31, 1999, Mr. Bronson, utilizing his personal funds, acquired 36,961 shares of Common Stock in an open market transaction at $2.8125 per share. In addition, on December 31, 1999, Catalyst, utilizing its working capital, acquired 5,000 shares of Common Stock in an open market transaction at $2.5625 per share. Prior to its December 31, 1999 purchase, Catalyst, utilizing its working capital, acquired in open market transactions, an aggregate of 110,000 shares of Common Stock. Further, in May, 1999, Catalyst acquired a warrant (the "Catalyst Warrant") to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $.625 per share in conjunction with consulting services rendered by Catalyst on the Issuer's behalf (as a result of a one for three

                                                               Page 5 of 8 Pages


reverse split effected by the Issuer on June 24, 1999, the number of shares issuable upon exercise of the Catalyst Warrant was reduced to 100,000 and the exercise price was increased to $1.875 per share).

Item 4. Purpose of Transaction.

            Mr. Bronson and Catalyst acquired securities of the Issuer for investment purposes and each may, depending upon then current events, including without limitation, the then market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer.

            Other than as described above, neither Mr. Bronson nor Catalyst has any plans or proposals which may result or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

                                                               Page 6 of 8 Pages


Item 5. Interest in Securities of the Issuer.

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 353,000 shares of the Issuer's Common Stock, representing approximately 12.7% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include the 134,000 shares of Common Stock held of record by Mr. Bronson, and 39,963 shares of Common Stock issuable upon the exercise of warrants issued to Mr. Bronson. (Mr. Bronson was issued a warrant to purchase a total of 119,890 shares of Common Stock in 1996, which was reduced to 39,963 shares of Common Stock as the result of a one for three reverse split effected by the Issuer on June 24, 1999.) In addition, Mr. Bronson may be deemed to beneficially own (i) 115,000 shares of Common Stock maintained in the trading account of Catalyst and with respect to which Mr. Bronson may be deemed to share voting and dispositive power, (ii) 100,000 shares of Common Stock issuable upon the exercise of the Catalyst Warrant and (iii) 4,000 shares of Common Stock owned by Kimberly Bronson, Mr. Bronson's spouse.

            Catalyst may be deemed to beneficially own an aggregate of 215,000 shares of the Issuer's Common Stock, representing approximately 7.8% of the total shares of the Issuer's Common Stock deemed outstanding. Such shares of Common Stock include 115,000 shares maintained in the trading account of Catalyst and 100,000 shares issuable upon exercise of the Catalyst Warrant.

            (c) Except with respect to the December 31, 1999 acquisitions effected by Mr. Bronson and Catalyst referred to in Item 3 hereinabove, there have been no other transactions in the Issuer's securities effected by either Mr. Bronson or Catalyst during the preceding 60 days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

            (e) Not applicable.

Item 7. Material to be File as Exhibits

            Exhibit A - Joint Filing Agreement.

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information as set forth in this statement is true, complete and correct.


Dated: January 11, 2000             /S/ STEVEN N. BRONSON
                                    -------------------------------------
                                    Steven N. Bronson


                                    CATALYST FINANCIAL CORP.

                                    By: /S/ STEVEN N. BRONSON
                                        ---------------------------------
                                        Steven N. Bronson, President

                                                               Page 7 of 8 Pages


                                  EXHIBIT INDEX

                                                                            page
                                                                            ----

Exhibt A              Agreement pursuant to Rule 13d - 1(k)(1)                8

                                                               Page 8 of 8 Pages


                                    EXHIBIT A

                             Joint Filing Agreement
                        (Pursuant to Rule 13d - 1(k)(1))

            The undersigned hereby agree that the statement on Schedule 13D to which this agreement is attached is, and any amendment thereto will be, filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This agreement may be executed in any number of counterparts, each of which shall be deemed an original ut all together shall constitute one and the same agreement.


Dated: January 11, 2000                   /S/ STEVEN N. BRONSON
                                          --------------------------------------
                                          Steven N. Bronson


Dated: January 11, 2000                   CATALYST FINANCIAL CORP.

                                          By: /S/ STEVEN N. BRONSON
                                              ----------------------------------
                                              Steven N. Bronson, President